                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

For the fiscal year ended December 31, 1999

[ ] Transaction report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934
    (no fee required)

For the transition  period from _____________________ to _____________________
Commission file number _______________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               AUTOLIV ASP, INC.
                              EMPLOYEE SAVINGS AND
                                INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 AUTOLIV, INC.
                               World Trade Center
                       Klarabergsviadukten 70, SE-1C7 24
                               Stockholm, Sweden
            Telephone number, including area code: +46 8 587 20 600

                        Financial Statements and Schedule

             Autoliv ASP, Inc. Employee Savings and Investment Plan

   Years ended December 31, 1999 and 1998 with Report of Independent Auditors

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                        Financial Statements and Schedule

                     Years ended December 31, 1999 and 1998



                                    CONTENTS

Report of Independent Auditors ............................................       1

Financial Statements

Statements of Net Assets Available for Benefits ...........................       2
Statements of Changes in Net Assets Available for Benefits ................       3
Notes to Financial Statements .............................................       4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year ............      11

                         Report of Independent Auditors


Savings Trust Investment Committee
 and Savings Plan Administrative Committee
Autoliv ASP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                           /s/ Ernst & Young LLP

May 26, 2000
Salt Lake City, Utah

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                 Statement of Net Assets Available for Benefits


                                                DECEMBER 31
                                           1999              1998
                                       ------------------------------
ASSETS
Investments:
  Common stocks:
    Autoliv, Inc.                      $ 16,198,303      $ 13,515,000
    Other                                61,295,243        49,484,551
                                       ------------------------------
                                         77,493,546        62,999,551

  Pooled separate accounts               40,465,595        37,359,472
  Short-term investment fund                234,062           301,327
  Loans to participants                   8,662,987         7,459,265
                                       ------------------------------
Total investments                       126,856,190       108,119,615

Accrued interest receivable                 134,410            38,324
                                       ------------------------------
Total assets                            126,990,600       108,157,939

LIABILITIES
Distributions payable                            --           122,872
Loans payable                                    --           169,659
                                       ------------------------------
Net assets available for benefits      $126,990,600      $107,865,408
                                       ==============================


See accompanying notes.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                     YEAR ENDED DECEMBER 31
                                                                    1999                1998
                                                               ---------------------------------
CONTRIBUTIONS AND INVESTMENT INCOME
  Contributions by Autoliv, Inc.                               $   3,885,904       $   3,663,314
  Contributions by participants                                   10,845,480           9,997,549
  Rollover contributions by participants                             893,930           1,102,427
  Dividend income                                                    689,399             618,706
  Interest income                                                  3,702,056           2,425,836
                                                               ---------------------------------
Total contributions and investment income                         20,016,769          17,807,832

Net realized and unrealized appreciation in fair value of
  investments                                                      5,335,404          10,751,531
Withdrawals by participants                                       (8,558,522)         (8,816,533)

Transfer of assets from another plan                               2,331,541                  --
                                                               ---------------------------------

Net increase                                                      19,125,192          19,742,830
Net assets available for benefits at beginning of period         107,865,408          88,122,578
                                                               ---------------------------------
Net assets available for benefits at end of period             $ 126,990,600       $ 107,865,408
                                                               =================================

See accompanying notes.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 1999


1. DESCRIPTION OF PLAN

The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in Autoliv, Inc.

All domestic employees (other than those covered by a collective bargaining agreement, which does not provide for Plan participation) of Autoliv ASP. Inc. (the Company) are eligible to participate in the Plan. Employees become participants without satisfying any service requirements.

CONTRIBUTIONS

Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 14% of base pay, not to exceed the Internal Revenue Service limit. The Company contributes an amount equal to 50% of the first 6% of participants' contributions, adjusted for any current forfeitures and reinstatement of prior forfeitures. Participants can elect to treat their contributions on a before and/or after-tax basis.

Participants' Company contributions are allocated among any of eight investment fund options in accordance with participants' elections. Participants may transfer amounts from one investment fund to another.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are 100% vested in their contributions together with earnings, if any, thereon, Company contributions and earnings thereon become vested as follows:

            YEARS OF VESTING SERVICE IN PLAN         PERCENTAGE VESTED
          ------------------------------------------------------------
          Less than 1                                               0%
          1 but less than 2                                        33
          2 but less than 3                                        66
          3 or more                                               100

Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties, or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.

That portion of the participants' Company contribution accounts which is not vested at the time of termination of employment is forfeited, amounts forfeited are applied to subsequent Company contributions under the Plan. Forfeitures are restored within 30 days of reemployment once certain conditions are met.

PARTICIPANT LOANS

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant's account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The interest rate on loans is the Trustee's prime rate plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten year period.

PLAN TERMINATION

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and nonforfeitable.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

All of the Plan investments are held by the Autoliv ASP, Inc. Master Savings Trust (the Trust). In 1999, all of the assets of a plan formerly sponsored by a wholly-owned subsidiary of the Company were transferred into the Plan. The Trust invests the assets of the employee savings plan of the Company. The Northern Trust Company is the trustee of the Trust and custodian of the Autoliv ASP, Inc. stock fund. The State Street Global Advisors is the Plan's record keeper.

Investments in common stock are recorded at fair value as determined by quoted prices in active markets.

Pooled separate accounts are recorded at fair value as determined by independent pricing services based on the current market values of the underlying assets.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION (CONTINUED)

Short-term investment fund units are purchased daily for any uninvested cash held in the Trust. These units are valued at par, which is equal to redemption value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

The majority of administrative and general expenses of the Plan are paid by the Company.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS

During 1999 and 1998, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in value as follows:

                                                                         NET REALIZED
                                                                        AND UNREALIZED
                                                                         APPRECIATION
                                                                        (DEPRECIATION)
                                                                        IN FAIR VALUE
                                                                       DURING THE PERIOD     FAIR VALUE
                                                                      ---------------------------------
DECEMBER 31, 1999
Fair value as determined by quoted market prices:
  Common stocks:
    Autoliv, Inc.                                                     $  (2,722,953)      $  16,198,303
    Other                                                                 9,687,680          61,295,243
Fair value as determined by independent pricing services:
  Pooled separate accounts                                               (1,562,058)         40,465,595
Fair value determined to be redemption value:
  Short-term investment fund                                                (67,265)            234,062
Estimated fair values:
  Loans to participants                                                          --           8,662,987
                                                                      ---------------------------------
                                                                      $   5,335,404       $ 126,856,190
                                                                      =================================
DECEMBER 31, 1998
Fair value as determined by quoted market prices:
  Common stocks:
    Autoliv, Inc.                                                     $   2,003,561       $  13,515,000
    Other                                                                 8,247,558          49,484,551
Fair value as determined by independent pricing services:
  Pooled separate accounts                                                  486,059          37,359,472
Fair value determined to be redemption value:
  Short-term investment fund                                                 14,353             301,327
Estimated fair values:
  Loans to participants                                                          --           7,459,265
                                                                      ---------------------------------
                                                                      $  10,751,531       $ 108,119,615
                                                                      =================================

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                           DECEMBER 31
                                                      1999              1998
                                                -----------------------------------
Fixed Return Fund                                   $38,050,631      $35,340,655
Large Company Equity Index Fund                      46,831,744       37,428,280
Autoliv, Inc. Stock Fund                             16,198,303       13,515,000
Loan Fund                                             8,662,987        7,459,265


4. FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. RELATED PARTY TRANSACTIONS

During 1999 and 1998, the Plan received dividends from the Company of $689,399 and $618,706, respectively. Purchases of Autoliv, Inc. common stock amounted to $2,816,764 in 1999 and $3,421,876 in 1998. Sales of Autoliv, Inc. common stock were $946,560 in 1999 and $1,066,201 in 1998.

                             SUPPLEMENTAL SCHEDULE

             Autoliv ASP, Inc. Employee Savings and Investment Plan

    Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
                                  End of Year

                             EIN 36-3640053 Plan 036

                                December 31, 1999


                                                      DESCRIPTION OF INVESTMENTS,
                                                       INCLUDING MATURITY DATE,
            IDENTITY OF ISSUE, BORROWER, LESSOR        RATE OF INTEREST, PAR OR         CURRENT
                       OR SIMILAR PARTY                     MATURITY VALUE               VALUE
            -------------------------------------------------------------------------------------
            MFO Autoliv Fixed Return Fund                        3,226,966 shares    $ 38,050,631
            Autoliv ASP, Inc. Pre-Mixed fund C                                          1,302,571
            Autoliv ASP, Inc. Pre-Mixed Fund B                                          2,207,239
            Autoliv ASP, Inc. Pre-Mixed fund C                                          5,246,155
            MFO BT Pyramid EQTY Index Fund                          13,229 shares      46,831,744
            MFO Bankers TR Daily INTL EAFE Fund                     13,741 shares       2,475,658
            MFO BT Pyramid Russell 2000 EQTY                        10,484 shares       5,646,840
         *  Autoliv, Inc. Common Stock                             553,122 shares      16,198,303
            USD short term investment fund                         234,062 shares         234,062
         *  Participant Loans                              Interest rates ranging
                                                     from 6.8% to 14.2%, maturing
                                                                through July 2009       8,662,987
                                                                                     ------------
                                                                                     $126,856,190
                                                                                     ============

         *  Party-in-interest to the Plan

                                   SIGNATURES

     The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            AUTOLIV ASP, INC.
                                   EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   ------------------------------------
                                              (Name of Plan)

Date     6/28/00                   By      /s/ HANS BIORCK
     ---------------                  ---------------------------------
                                                (Signature)
                                             VICE PRESIDENT AND
                                           CHIEF FINANCIAL OFFICER